**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO
Judge Christine M. Arguello**

Civil Action No. 16-cv-00230-CMA-SKC (consolidated for all purposes with
Civil Action No. 16-cv-01215-CMA-SKC and Civil Action No. 16-cv-03162-CMA-SKC)

JOAN OBESLO,
ANNE HALL, and
TINA GORRELL-DEYERLE, on behalf of Great West Funds, Inc.,

 Plaintiffs,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

 Defendant.

DUPLASS, ZWAIN, BOURGEOIS, PFISTER & WEINSTOCK APLC 401 (K) PLAN,

 Plaintiff,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

 Defendant.

JOAN OBESLO,
ANNE HALL, and
TINA GORRELL-DEYERLE, on behalf of Great-West Funds, Inc.,

 Plaintiffs,

v.

GREAT-WEST LIVE & ANNUITY INSURANCE CO, and
GREAT-WEST CAPITAL MANAGEMENT, LLC,

 Defendants.

FINDINGS OF FACT AND CONCLUSIONS OF LAW

This case is a consolidated shareholder derivative action that arises under

§ 36(b) of the Investment Company Act ("ICA"), 15 U.S.C. § 80a-35(b). Plaintiffs claim

that the fees charged by Defendants Great-West Capital Management, LLC ("GWCM")

and Great-West Life & Annuity Insurance Co. ("GWL&A") violate § 36(b) of the ICA,

which prohibits fees that are "so disproportionately large that [they] bear[] no reasonable

relationship to the services rendered and could not have been the product of arm's

length bargaining." *Jones v. Harris Assocs. L.P.*, 559 U.S. 335, 346 (2010) (citing

Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923 (2d Cir. 1982)). This Court

held a bench trial from January 13–28, 2020, and now enters its findings of fact and

conclusions of law pursuant to Fed. R. Civ. P. 52(a).

I.   BACKGROUND

A.   FACTS

The Great-West mutual fund complex includes approximately 60 mutual funds

(the "Great-West Funds" or "Funds"). The Funds include actively managed and index

Funds (together, the "Core Funds"), as well as asset allocation Funds ("funds of funds"

that invest in other mutual funds). Ex. 44 at 4; (Doc. # 370 at 8–9) (Kreider).

The Funds are principally distributed through retirement plans administered by

Defendant GWL&A, doing business under the brand Empower Retirement ("Empower").

(Doc. # 374 at 110) (Moritz) ("one [can] refer to GWL&A and the brand [Empower]

interchangeably."). Empower is hired by plan sponsors as the recordkeeper for those plans, typically following a competitive bidding process. *See* (*id.* at 110–111); (Doc. #

366 at 111–112) (Pfister); Ex. 1630 at 48:3-53:4[1] (Sanchez). Empower offers 14,000

investment options from which plan sponsors may select, including the Great-West

Funds. (Doc. # 373 at 26–27.)

Sponsors—acting as fiduciaries who have a duty to select prudent investments—

select which investment options to offer to plan participants. (Doc. # 366 at 129–31.) For

example, the Duplass, Zwain, Bourgeois, Pfister & Weinstock APLC 401(k) Plan (the

"Duplass Plan" or "Plan"), on the advice of the Plan's independent financial advisor

Jason Sanchez, selected GWL&A (i.e., Empower) after considering proposals from five

recordkeepers, and then selected investment options from Great-West and other fund

complexes from which participants could choose. (*Id.*); Ex. 1630 at 48:3-53:4. The

Plan's trustees certified in writing that they agreed to all of GWL&A's services and fees.

Ex. 278; *see also* Ex. 279 at 3, 5, 12 (Duplass Plan trustee certifying he had "Excellent"

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[1] The Court notes that Plaintiffs objected to Defendants' designations of Mr. Sanchez's testimony pursuant to Fed. R. Civ. P. 402. Plaintiffs' objections are lacking in merit. Mr. Sanchez's testimony pertains to the process involved in a plan sponsor's selection of the funds at issue. Mr. Sanchez's testimony shows that one of the factors that both sponsors and their financial advisors consider is the investment advisor's fees, which means that investment advisers must compete with other advisors with respect to their fees. The existence of that competition is probative of whether a particular fee is reasonable because competition is a market force that constrains pricing. *See* (Doc. # 371 at 48–49) (Dr. Hubbard—an expert in financial analysis, mutual fund fee analysis, and economies of scale—explained that competition and the fiduciary responsibility of plan sponsors are factors that act as constraints on pricing in the mutual fund industry). Therefore, Plaintiffs' objections are overruled, and the applicable portions of Mr. Sanchez's deposition are admitted. The Court further notes that Plaintiffs assert that there is insufficient foundation to support Mr. Sanchez's testimony regarding his determinations about the reasonableness of the fees at issue. However, the Court is satisfied that Mr. Sanchez's extensive experience as a financial advisor is more than adequate to support his testimony.

investment knowledge and accepting responsibility regarding selection of Plan investments).

The Funds are overseen by the directors on the Great-West Funds Board of Directors (the "Board"), a majority of whom are independent, and the Board engages in an annual "15(c)" process for reviewing and approving the fees charged to the Funds. *See* 15 U.S.C. § 80a-15(c). The Funds are managed by GWCM pursuant to an Investment Advisory Agreement approved by the Board. Ex. 1047 at 84–97; Ex. 1070 at 3. The Funds are administered by GWL&A as part of its recordkeeping services, pursuant to an Administrative Services Agreement approved by the Board. Ex. 1047 at 47, 74–76.

Each Fund has a "total expense ratio" ("TER"), which is the total of all fees charged to shareholders in exchange for the services provided to the Fund. (Doc. # 370 at 166.) GWCM charges an advisory (or management) fee for its services, which is part of the TER. (*Id.*) GWL&A charges some (but not all) share classes of the Funds a .35% (35 "basis points" (or "bps")) administrative services fee, which (when charged) also is part of the TER. (Doc. # 367 at 7) (Klapper); (Doc. # 369 at 163, 179) (Hudner).

Plaintiffs Obeslo, Hall, and Gorrell-Deyerle ("Obeslo Plaintiffs") are individuals who acquired shares of certain Funds as participants of retirement plans offered by their respective employers. (Doc. # 366 at 30–31) (Obeslo); (*id.* at 46–47) (Hall); (*id.* at 58–59) (Gorrell-Deyerle). The Duplass Plan is a retirement plan, whose participants own shares in certain Great-West Funds. (*Id.* at 67–68.)

4

The Obeslo Plaintiffs claim that both the advisory and administrative services fees charged to the Funds at issue are excessive under § 36(b), which imposes on fund advisers a "fiduciary duty with respect to the receipt of compensation for services . . . ." 15 U.S.C. § 80a-35(b). Plaintiff Duplass Plan claims that only the advisory fee is excessive, even though its participants also pay the administrative fee. (Doc. # 366 at 102–103.) The relevant time period for Plaintiffs' claims is from January 29, 2015, through December 31, 2017. 15 U.S.C. § 80a-35(b)(3); *see* Ex. 550.

B.   PROCEDURAL HISTORY & SUMMARY OF TRIAL

The Obeslo Plaintiffs initiated this case on January 29, 2016. (Doc. # 1.) On August 22, 2016, and April 20, 2017, the Court granted Defendants' Motions to Consolidate this case with two related actions.[2] (Doc. ## 78, 202.) Plaintiffs filed a Consolidated Amended Complaint on September 27, 2017. (Doc. # 229.)

Defendants subsequently filed a Motion to Dismiss (Doc. # 233) and a Motion for Summary Judgment (Doc. # 248). The Court Granted in part Defendants' Motion to Dismiss. Specifically, the Court dismissed various shareholder plaintiffs whom it found to lack standing because they could not demonstrate that they continuously owned shares throughout the pendency of this case.[3] (Doc. # 270 at 17.)

The Court denied Defendants' Motion for Summary Judgment after a hearing on September 27, 2018. (Doc. # 272.) In deciding that there was a genuine dispute of

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[2] The two related cases are 16-cv-01215-CMA-SKC and 16-cv-03162-CMA-SKC.

[3] The Court dismissed additional Plaintiffs on December 23, 2019, after they conceded that they no longer satisfied the continuous ownership requirement. (Doc. # 344.)

material fact as to whether Defendants' fees were so high that they could not have been the product of arms-length bargaining, the Court relied on opinions offered by Plaintiffs' expert, J. Chris Meyer ("Mr. Meyer"). *See* (*id.*). Notably, the Court reserved ruling on the issue of damages.

On February 11, 2019, Defendants filed a Motion to Strike Mr. Meyer as an expert pursuant to Federal Rule of Evidence 702. (Doc. # 288.) The Court denied that motion, concluding that weaknesses in Mr. Meyer's qualifications and conclusions were proper subjects for cross examination, but they did not preclude him from testifying. (Doc. # 322.)

Subsequently, the Court held an eleven-day bench trial. Thirteen fact witnesses and three expert witnesses testified. Four Plaintiffs testified: Anne Hall, Tina Gorrell-Deyerle, Joan Obeslo—each of whom testified that they had invested in Great-West Funds through employer-sponsored retirement plans or individual retirement accounts—and C. Michael Pfister, who is a trustee of the Duplass Plan.

Each Plaintiff's testimony had limited probative value with respect to whether Defendants' fees were excessive. For instance, Ms. Obeslo testified that when she reviewed her retirement account during the relevant period, it "was making money every time. It kept going up, which is what I wanted." (Doc. # 366 at 45.) Additionally, Mr. Pfister testified that he opposed the idea of initiating litigation regarding Defendants' fees, and his reservations led him to step down as a trustee for the Duplass Plan before the complaint was filed. (*Id.* at 97–99.)

6

Independent directors Gail H. Klapper, Steven G. McConahey, and R. Timothy Hudner testified at trial. Ms. Klapper, a director since 2007 and the independent chair of the Board, is an attorney who founded and serves as Managing Attorney of the Klapper Law Firm. She is also President of the Colorado Forum. (Doc. # 367 at 140–42); Ex. 1535; Ex. 1568. In addition to working as a lawyer in private practice, Ms. Klapper previously served as head of the Colorado Department of Regulatory Agencies and the Department of Personnel and Administration and as a White House Fellow. (Doc. # 367 at 138–140.) She has managed businesses as an entrepreneur and served on various non-profit and private-sector boards. (*Id.* at 143–50.) For example, Ms. Klapper was the Chair of the Wellesley College Board from 1986 to 2004 and had an active role in managing its billion-dollar endowment. (*Id.* at 146–48.)

Mr. McConahey, a director since 2011 (Doc. # 368 at 42) (McConahey), is Chairman of SGM Capital, a private equity and advisory services firm. Ex. 1512. He has significant leadership and executive experience in the financial industry, having served as co-founder, President, and COO of EVEREN Capital Corp. and EVEREN Securities, a securities brokerage firm, and held executive positions at Kemper Corp., Kemper Financial Services, and Boettcher, in addition to service on various boards. *Id.*; *see also* Ex. 1568; (Doc. # 368 at 158–64). Mr. McConahey had mutual fund experience during his time at Kemper (then the seventh-largest mutual fund complex in the country), and at EVEREN. (*Id.* at 159–61.) He also served as a White House Fellow, Program Administrator in the Department of Transportation, and Special Assistant to President Gerald Ford. Ex. 1512; (*Id.* at 157–58.) Mr. McConahey has served on the boards of various other financial service companies and as the lead director for the board of a real

estate investment trust, an investment vehicle that resembles a mutual fund in many

ways. (*Id.* at 162–64.)

Mr. Hudner is an experienced financial executive with more than 20 years of

experience in the mutual fund industry. (Doc. # 369 at 112–17); Ex. 1509; Ex. 1535; Ex.

1568. He held a number of senior positions at Janus Capital Group, including as Senior

Vice President and as a member of the Executive Committee, President and Director of

Janus Service Company, and Chairman and CEO of Capital Group Partners, Inc. (Doc.

369 at 116–19); Ex. 1509. He also held senior positions at T. Rowe Price Associates

and John Hancock Financial Services. (Doc. # 369 at 112–15.) Mr. Hudner has served

on the boards of various other financial services companies and non-profit and

government organizations. (*Id.* at 120–23); Ex. 1509.

The following employees of Defendants testified at trial: Jonathan Kreider, Senior

Vice President and Head of Great-West Investments (Doc. # 370 at 5); Ryan Logsdon,

Associate General Counsel (Doc. # 373 at 161); Andrew Corwin, Senior Investment

Analyst (Doc. # 374 at 50); Christine Moritz, Chief Financial Officer (*id.* at 78); David

McLeod, Chief Business Development Officer (Doc. # 375 at 3); and Mary Maiers, Vice

President of Investment Administration and Head of the Global Middle Office

(Doc. # 376 at 153). The employees' testimony related to, *inter alia*: the market in which

Defendants compete, how Defendants function as business entities, the process of

corresponding with the Board in order to set the fees at issue, and Defendants'

profitability.

Plaintiffs called Mr. Meyer as an expert. Mr. Meyer was formerly employed at Nationwide Funds, Delaware Investments, Putnam, and Kemper Financial Services, in a variety of roles. Ex. 543. He has not worked in the mutual fund industry since 2009. (Doc. # 375 at 101) (Meyer). Mr. Meyer was the only witness Plaintiffs relied upon to establish the amount of damages they allegedly suffered.

Professor Arthur Laby and Dr. Glenn Hubbard testified as expert witnesses for Defendants. Professor Laby was qualified as an expert in mutual fund governance. (Doc. # 371 at 160) (Laby). He is a professor of law at Rutgers Law School, where he has taught courses related to mutual fund governance and serves as Co-Director of the Rutgers Center for Corporate Law and Governance. (*Id.* at 152–54.) He previously held positions at the SEC, including within the Division of Investment Management and in the Office of General Counsel, worked as a securities lawyer at private law firms, and has authored or co-authored publications related to mutual fund governance, including a treatise on mutual funds and an ABA guide for mutual fund directors. (*Id.* at 146–49, 154–55); Ex. 1300.

Dr. Hubbard was qualified as an expert in financial analysis, mutual fund fee analysis, and economies of scale. (Doc. # 371 at 47–48) (Hubbard). Dr. Hubbard is a Professor of Finance and Economics and former Dean at the Graduate School of Business at Columbia University, and a Professor of Economics at Columbia. (*Id.* at 38–39); Ex. 1298. He has taught courses and published on a variety of topics relating to finance, economics, and mutual funds. (Doc. # 371 at 41–43.) He has held a number of high-level government positions, including as the Deputy Assistant Secretary of the U.S.

Department of Treasury and Chairman of the President's Council of Economic Advisers. (*Id.* at 43–45.)

Plaintiffs submitted deposition designations for David Musto, former Executive Vice President of the Large, Mega, and Not-For-Profit Segments at Empower Retirement, and former President of Great-West Investments (Ex. 547 at 59); Robert Shaw, former Executive Vice President of Individual Markets at GWL&A and President of Individual Markets (Ex. 548 at 13); Robert L. Reynolds, former President and CEO of GWL&A and Great-West Life Co. U.S. (Ex. 549 at 8–9); and former independent director Donna Lynne (Doc. # 341). Defendants submitted deposition designations for Beverly Byrne, former Deputy General Counsel and Chief Compliance Officer of GWL&A (Ex. 1622 at 5–6, 8–9); Paul Verlander, shareholder and trustee of the Duplass Plan (Ex. 1628 at 6); and Jason Sanchez, independent financial adviser to the Duplass Plan (Ex. 1630 at 61).

After trial, the Court directed the parties to submit proposed findings of fact and conclusions of law. The parties submitted their proposed findings and conclusions on April 17, 2020, and May 15, 2020, respectively. (Doc. ## 377, 378.)

II.   LEGAL STANDARD

The ICA "regulates investment companies, including mutual funds," *Jones*, 559 U.S. at 338, and imposes a "fiduciary duty" on investment advisers with respect to the compensation they receive for providing services to mutual funds. 15 U.S.C. § 80a-35. The Supreme Court has held that, in order for an investment adviser "to face liability under § 36(b), [the] adviser must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the

product of arm's length bargaining." *Jones*, 559 U.S. at 346. "The essence of the test is

whether or not under all the circumstances the transaction carries the earmarks of an

arm's length bargain." *Id.* at 347 (quoting *Pepper v. Litton*, 308 U.S. 295, 299 (1939)).

As a result, "the benchmark for reviewing challenged fees is 'the range of fees that

might result from arm's-length bargaining.'" *Gallus v. Ameriprise Fin., Inc.*, 675 F.3d

1173, 1178 (8th Cir. 2012) (quoting *Jones*, 559 U.S. at 335).

"[A]ll relevant circumstances [must] be taken into account," including the factors

set forth in *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923 (2d Cir.

1982). *Jones*, 559 U.S. at 347.

> The *Gartenberg* factors include: (1) the nature and quality of the services
> provided to fund shareholders; (2) the profitability of the fund to the adviser;
> (3) fall-out benefits – i.e., collateral benefits accruing to the investment
> adviser due to the existence of the fund; (4) economies of scale;
> (5) comparative fee structures; and (6) the independence and
> conscientiousness of the [board]. *See Jones*, 559 U.S. at 345 n.5 (citing
> *Gartenberg*, 694 F.2d at 929–32). It is important to note that the *Gartenberg*
> factors embody a non-exclusive list of considerations.

In re BlackRock Mut. Funds Advisory Fee Litig., No. 14-1165 (FLW) (TJB), 2019 WL

1387450, at *21 (D.N.J. Feb. 8, 2019), *aff'd*, No. 19-1557, 2020 WL 2781413 (3d Cir.

May 28, 2020).

In addition to establishing a breach of fiduciary duty, plaintiffs must prove that "as

a result of the breach, there was an injury or damages; and . . . [t]he amount of actual

damages related to the breach of fiduciary duty that occurred." *Sivolella v. AXA*

Equitable Life Ins. Co., No. 11-cv-4194 (PGS)(DEA), 2016 WL 4487857, at *4 (D.N.J.

Aug. 25, 2016), *aff'd sub nom. Sivolella for use & benefit of EQ/Common Stock Index*

Portfolio v. AXA Equitable Life Ins. Co., 742 F. App'x 604 (3d Cir. 2018). Plaintiffs bear

the burden of proving the foregoing by a preponderance of the evidence. *Id.* (citing

Gartenberg, 694 F.2d at 933).

III.   FINDINGS OF FACT AND CONCLUSIONS OF LAW

The Court finds that Plaintiffs failed to meet their burden of proof with respect to

all of the *Gartenberg* factors. Additionally, Plaintiffs' claims fail for the independent

reason that they did not establish that **any** actual damages resulted from Defendants'

alleged breach of fiduciary duty.

A.   *GARTENBERG* FACTORS

The Court adopts, and incorporates by reference, Defendants' proposed findings

of fact and conclusions of law with regard to the *Gartenberg* factors and surrounding

circumstances. (Doc. # 378 at 14–46.) Defendants' findings of fact are well-supported

by the record and their conclusions of law are proper with respect to each factor. To

summarize:

- The Board was independent, qualified, and it engaged in a robust process in approving Defendants' fees. (*Id.* at 14–21.) As a result, the Board's decision to approve the fees is entitled to substantial deference. *Jones*, 559 U.S. at 351.

- The Advisory Fees and Administrative Fee were within the range of comparable funds. (Doc. # 378 at 22–30.)

- Plaintiffs failed to quantify any alleged economies of scale or show that those economies were not adequately shared with shareholders. (*Id.* at 30–34.)

- Defendants' profits were within the range of their competitors. (*Id.* at 34–35.)

- Defendants provided extensive, high-quality services in exchange for their fees. (*Id.* at 36–42.)

- Plaintiffs failed to identify any significant fall-out benefits that Defendants acquired. (*Id.* at 42–44.)

In short, the Court finds that Plaintiffs failed to prove by a preponderance of the evidence that Defendants breached their fiduciary duties. Moreover, even though they did not have the burden to do so, Defendants presented persuasive and credible evidence that overwhelmingly proved that their fees were reasonable and that they did not breach their fiduciary duties.

B.   DAMAGES

The requirement to show "actual damages" is an element Plaintiffs must prove in order to recover. *Sivolella*, 2016 WL 4487857, at *70. At trial, Plaintiffs failed to meet their burden with respect to damages. The only witness that Plaintiffs produced who attempted to calculate the damages Plaintiffs allegedly suffered was Mr. Meyer.

However, Mr. Meyer was **thoroughly discredited** on cross examination. Among other things, Mr. Meyer conceded:

- During his most recent relevant employment—which ended in **2009**—at Nationwide Funds, there were "complaints about [his] lack of transparency in the board materials [he] prepared," and he made significant errors in calculations he performed in the course of his duties. (Doc. # 376 at 6–7.)

- There was no authority—accounting, legal, or otherwise—supporting his opinion that the profitability of the Lifetime Funds at issue should include the profitability of the underlying Core Funds. (*Id.* at 8.)

- His damages calculations did not take into account relevant information such as expense limitation agreements that caused GWCM to return funds to shareholders from its advisory fees. (*Id.* at 16.)

- He was unfamiliar with relevant changes in the mutual fund industry that have occurred in the past 11 years since his employment with Nationwide concluded. For instance, Mr. Meyer was unaware of recent SEC rules or how those rules impact Defendants' operations. (*Id.* at 25–27.)

13

- He did not do an economies of scale study on each fund at issue even though it is necessary to do so when considering that *Gartenberg* factor. (*Id.* at 38–39.) Additionally, he: did not quantify economies of scale in this case (*id.* at 41); did not know how to do such a calculation (*id.* at 72); recognized that some of his assumptions about relevant facts such as fixed costs were inaccurate (*id.* at 46–47); and he did not account for methods of sharing economies of scale that Defendants had in place, such as fee waivers and reinvestment programs (*id.* at 48–50).

- There is nothing Defendants' "profit margin numbers standing alone that gives [him] pause in terms of the fairness of the fees charged by Great-West." (*Id.* at 54.)

- He did not have a basis to "say whether 35 basis points for recordkeeping is excessive or not, because [he did not] know the amount of recordkeeping on any given plan . . . ." (*Id.* at 59–60.)

- Even though his "expert report criticized the Great-West Funds Board for not putting [GWL&A's] 35-basis-point fee out to bid . . . **[i]n reality, [that] probably can't be done**" and he "**probably shouldn't have included that**" in his report. (*Id.* at 61–62) (emphasis added).

There are abundant examples of other weaknesses and inconsistencies in Mr.

Meyer's testimony which the Court will not list in detail. Suffice it to say, the Court found

Mr. Meyer's testimony to be non-credible. Moreover, in addition to the general

inadequacy of his testimony, his specific theories regarding Plaintiffs' alleged damages

are legally flawed.

Section 36(b) limits any recovery to the "actual damages resulting from the

breach of fiduciary duty" and to the period one year before the action was instituted.

15 U.S.C. § 80a-35(b)(3). "[A]ctual damages" are limited to restitution of the excessive

portion of the fee. *In re Gartenberg*, 636 F.2d 16, 18 (2d Cir. 1980); *see, e.g.*, *Kamen v.*

Kemper Fin. Servs., Inc., 659 F. Supp. 1153, 1164 (N.D. Ill. 1987) (noting that "§ 36(b) involves a claim for breach of fiduciary duty and limits damages to restitution of excessive fees.").

At Trial, Mr. Meyer opined that Plaintiffs damages included: (1) the extent to which some Funds had fees that exceeded the average or median of their peers; (2) some fees that should be completely eliminated; and (3) the lost investment opportunities that resulted from the excessive fees.

1.   Extent to which fees exceed average/median of peers

Mr. Meyer asserted that Plaintiffs are entitled to recover alleged "overcharges" calculated as (i) the amount by which the advisory fees of the at-issue Core Funds exceeded the average fee[4] of the top 10 "large market" competitors (*see* Ex. 78), and (ii) the 10 bps difference between the 35 bps administrative fee and the 25 bps median administrative fee charged to funds on the Empower platform. (Doc. # 375 at 153, 166–67.) These theories fail because "charging a fee that is above the industry average does not violate Section 36(b)." *Pirundini v. J.P. Morgan Inv. Mgmt. Inc.*, 309 F. Supp. 3d 156, 165 (S.D.N.Y. 2018), *aff'd*, 765 F. App'x 538 (2d Cir. 2019); *see, e.g.*, *Chill v. Calamos Advisors LLC*, 417 F. Supp. 3d 208, 261 (S.D.N.Y. 2019) (same).

2.   Fees that should be completely eliminated

Mr. Meyer opined that the **entire** top-level fee charged to the Lifetime Funds is an "overcharge." (Doc. # 375 at 135, 166.) However, total disgorgement of a fee is inappropriate absent evidence the adviser performed **no services**. *See Sivolella*, 2016

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[4] Of course, industry average fees cannot possibly set the outer bounds of arm's-length bargaining for purposes of calculating damages—if they could, half of all mutual funds would have "excessive" fees.

WL 4487857, at *71 (rejecting damage theory seeking "complete disgorgement of [adviser's] entire fee" absent evidence demonstrating that the adviser "performed no duties"); *Kasilag v. Hartford Inv. Fin. Servs., LLC*, No. CV 11-1083 (RMB/KMW), 2016 WL 1394347, at *20 (D.N.J. Apr. 7, 2016) (rejecting plaintiffs' argument that disgorgement was available as a remedy based on the law of trusts and noting that "actual damages would be the difference between the fee paid and a fee that would have been 'fair'—i.e., a fee that could have been negotiated at arm's length." (citations omitted)), *aff'd*, 745 F. App'x 452 (3d Cir. 2018). Mr. Meyer admitted that GWCM provided services to the Lifetime Funds in addition to services provided to underlying Funds. (Doc. # 375 at 87.) Accordingly, there is no legal basis to support his opinion that the entirety of the advisory fee charged to the asset allocation Funds constitutes "actual damages."

Further, Plaintiffs' contention that GWCM earned sufficient profit on the underlying Funds amounts to rate regulation. *See* (Doc. # 371 at 68–69) (Dr. Hubbard persuasively testified that "rate regulation" is "a limit based on a profit, as opposed to the value proposition or a price of the product, itself."). Importantly, rate regulation is not permitted under § 36(b). *Jones v. Harris Assocs. L.P.*, 611 F. App'x 359, 360 (7th Cir. 2015) (The Supreme Court's approach in *Jones* "does not allow a court to assess the fairness or reasonableness of advisers' fees; **the goal is to identify the outer bounds of arm's length bargaining** and not engage in rate regulation." (emphasis added)). Notably, however, Mr. Meyer could not explain at what level the Lifetime Funds' profitability purportedly became excessive, and he curiously opined that **even if the**

Funds were unprofitable, their fees were still excessive, which contradicts his position

that the fees were excessive **because** of the Funds' profitability. (Doc. # 376 at 33.)

Thus, Mr. Meyer's opinion that the entirety of the fees charged to the Lifetime Funds

represents recoverable damages fails as a matter of law.

Moreover, Dr. Hubbard credibly opined that "it is actually common" for asset

allocation funds to charge a top-level fee. (Doc. # 371 at 69); *see also* (*id.* at 61) (Dr.

Hubbard explained that "it makes sense to focus on the total expense ratio for the

lifetime funds as opposed to just the top-level fee" because "[t]he total expense ratio is

what you pay. It wouldn't benefit you, as a consumer, if you had a low or zero top level

fee but a very expensive underlying fee. So it is really the sum that you care about."). In

fact, Dr. Hubbard demonstrated that in 2015 and 2016, **83%** and **87%** (respectively) of

all asset allocation funds had a top-level fee. Ex. 1607; *see also* (Doc. # 371 at 69–

70) (explaining that a "direct fee" is a "top-level fee").

3.   Lost investment opportunities

Mr. Meyer also asserted that Plaintiffs were entitled to recover "lost gains" from

investment returns. (Doc. # 375 at 162–65.) The legislative history of § 36(b) makes

clear that "lost gains" are not "actual damages" recoverable under the statute. *See In re*

Evangelist, 760 F.2d 27, 29-30 (1st Cir. 1985) (§ 36(b) recovery is limited to the

"payment of any excess fee to the company" and legislative history prevents recovery of

"special damages that the excess payments may have caused"). In fact, Mr. Meyer

advocated for disgorging the entire fee on some funds, and then compounding those

damages with supposed lost investment returns, resulting in damages that would exceed the amount of the fee paid on those Funds. *See* (Doc. # 375 at 162–65). However, such an approach violates the prohibition that any recovery under § 36(b) "shall in no event exceed the amount of compensation or payments received from such investment company." *See* 15 U.S.C. § 80a-35(b)(3).

In summary, the theories underlying Mr. Meyer's damages analysis are fundamentally flawed. When those flaws are juxtaposed with the inadequacy of his testimony overall, the Court concludes that his opinions are entitled to **no weight**. As a consequence, the record is devoid of any evidence that suggests that Plaintiffs sustained actual damages as a result of the fees that Defendants charged.

Defendants, therefore, are entitled to judgment in their favor on two independent grounds. First, Plaintiffs failed to meet their burden off proof with respect to their claim that Defendants breached their fiduciary duties under § 36(b) of the ICA. Second, Plaintiffs failed to meet their burden to prove that they suffered actual damages due to Defendants' conduct.

IV.   CONCLUSION

Based on the foregoing, the Court ORDERS as follows:

- Judgment shall be entered in favor of Defendants and against Plaintiffs; and

- Defendants shall have their costs pursuant to Fed. R. Civ. P. 54.

DATED: August 7, 2020

BY THE COURT:

_____
CHRISTINE M. ARGUELLO
United States District Judge

18

**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO**

Civil Action No. 16-cv-00230-CMA-SKC (consolidated for all purposes with
Civil Action No. 16-cv-01215-CMA-SKC and Civil Action No. 16-cv-03162-CMA-SKC)

JOAN OBESLO,
ANNE HALL, and
TINA GORRELL-DEYERLE, on behalf of Great West Funds, Inc.,

      Plaintiffs,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

      Defendant.

DUPLASS, ZWAIN, BOURGEOIS, PFISTER & WEINSTOCK APLC 401 (K) PLAN,

      Plaintiff,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

      Defendant.

JOAN OBESLO,
ANNE HALL, and
TINA GORRELL-DEYERLE, on behalf of Great-West Funds, Inc.,

      Plaintiffs,

v.

GREAT-WEST LIFE & ANNUITY INSURANCE CO, and
GREAT-WEST CAPITAL MANAGEMENT, LLC,

      Defendants.

FINAL JUDGMENT

PURSUANT to and in accordance with Fed. R. Civ. P. 58(a) and the Findings of

Fact and Conclusions of Law (Doc. # 384) entered by the Honorable Christine M.

Arguello on August 7, 2020, and incorporated herein by reference as if fully set forth, it

is

ORDERED that Judgment is entered in favor of Defendants and against

Plaintiffs. It is

FURTHER ORDERED that Defendants shall their costs pursuant to Fed. R. Civ.

P. 54.

DATED: August 7, 2020.

FOR THE COURT:
JEFFREY P. COLWELL, CLERK

By: s/   S. West
                S. West
                Deputy Clerk